September 28, 2017

VIA EDGAR AND EMAIL

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn.: Jay Williamson

Re:	Blackstone / GSO Senior Floating Rate Term Fund
Preliminary Proxy Statement on Form PRE14A, File No. 811-22393

Ladies and Gentlemen:

On behalf of Blackstone / GSO Floating Senior Floating Rate Term Fund (the “Fund”), we are providing the following responses to comments received by telephone from the staff of the Securities and Exchange Commission (the “Staff”) (the “Commission”) on September 15, 2017, relating to the preliminary proxy statement. Please note that all page numbers in our responses are references to the page numbers of the preliminary proxy statement. All capitalized terms used but not defined in this letter have the meanings given to them in the preliminary proxy statement.

GENERAL

1. Please respond to comments in writing filed as CORRESP on the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In response to the Staff’s comment, the responses to the Staff’s comments are provided herein.

2. Where a comment asks for revised disclosure, please provide disclosure with the letter and allow sufficient time to review prior to filing the definitive proxy statement.

In response to the Staff’s comment, the revised disclosure in response to the Staff’s comments is provided herein. In addition, we will speak to the Staff in advance of filing the definitive proxy statement.

PRELIMINARY PROXY STATEMENT

Prospectus Summary

3. Based on the June 30, 2017 financial statements, the Fund had approximately $132 million in borrowings under a leverage facility. In an appropriate location, but only to the extent material, please clarify whether the leverage facility permits you to extend the Fund for a two-year period. If the facility terms will change as a result of the extension, or if the facility will be replaced, please discuss the terms to the extent known.

In response to the Staff’s comment, the Fund proposes to add the following disclosure in “The Fund’s Investment Objectives and Strategies”:

“As of June 30, 2017, the Fund had $132 million of borrowings outstanding under its leverage facility. The Term Extension is not expected to result in any changes to the terms of the Fund’s current leverage facility.”

4. Under “The Board’s and the Adviser’s Rationale for the Term Extension” on page 4, please revise the discussion to address any potential negative factors considered as well as any more general consideration. For example, did the Board consider it relevant that the potential for an extension was disclosed in the N-2 or that a trading market existed for Fund shares? Please revise as necessary.

In response to the Staff’s comment, the Fund proposes to add the following disclosure in “The Board’s and the Adviser’s Rationale for the Term Extension”:

“The Board also considered potential negative consequences of the Term Extension, including that the Term Extension will expose the Fund to continued investment risk over the extended term after the originally scheduled dissolution date that the Fund would not be exposed to without a Term Extension. However, the Board also considered the Adviser’s performance to date through multiple credit cycles and the future income-earning potential that the Term Extension would make possible and that the risks of investing in the Fund have been disclosed to shareholders in the Fund’s prospectus, other filings and website. The Board also considered that there may be shareholders who do not wish the term of the Fund to be extended. In determining that the Term Extension was in shareholders’ best interests, the Board considered that the possibility of an extension of the Fund’s term was disclosed to investors in the Fund’s initial registration statement and periodic reports and that shareholders would have the opportunity to vote on the Term Extension. The Board also considered that shareholders have the ability to sell their Fund shares in the open market, and that the Fund was not currently trading at a significant discount.”

5. Under “The Board’s and the Adviser’s Rationale for the Term Extension” on page 4, we note your statement the Board considered that potential increases in interest rates would likely increase the Fund’s income-earning potential given the Fund’s focus on floating rate loans and that if interest rates rise, the interest rates on the Fund’s floating rate instruments will also generally rise. Did the Board consider the impact changes in spread levels would have on new and existing investments? If so, what did they think about it? Also, because the Fund borrows at a spread to LIBOR, did the Board consider how potential changes in interest rates might impact Fund expenses? Please revise to the extent appropriate.

In response to the Staff’s comment, in recommending and approving the Term Extension, the Board considered the Adviser’s advice that interest rates remain at historic lows but may increase during the extended life of the Fund (although it is impossible to predict with certainty). Although not specifically discussed for the Term Extension, the Board and the Adviser also regularly discuss recent trends in loan spreads and other metrics at their regular meetings, including a sensitivity of dividends to both tightening and widening spread environments. The Fund’s disclosure did not address the Board’s consideration of spreads because, unlike with respect to interest rates, the Adviser does not believe there is any reliable basis to identify, and therefore has not identified, any recent trends for loan spreads.

The Board considered the Adviser’s advice that rising rates would also increase the Fund’s cost of leverage; however, if LIBOR were to increase, the increased income from the Fund’s floating rate investments would under normal circumstances be expected to offset this increased leverage cost.

6. Under “The Board’s and the Adviser’s Rationale for the Term Extension” on page 4, you indicate that the Adviser believes the Fund’s premium to net asset value is attributable to the Fund’s short remaining term. You contrast your Fund against closed-end funds generally and term funds with five-year remaining terms and note that funds with a remaining five-year term trade at a higher premium to net asset value, suggesting that investors place a higher value on five-year term structures because of the longer period of earning potential. It is also possible that differences in portfolio holdings, management and fees could explain these premiums. Please provide us support for your conjecture that the remaining term and not some other factor is driving premiums to net asset value or revise the statement accordingly.

In response to the Staff’s comment, the Adviser compared data of funds with two-year remaining terms to funds with five-year remaining terms and noted that, on average, the five-year remaining term funds were trading at a higher premium to NAV. The Fund believes that it is not possible to determine with certainty whether and to what extent the different discounts/premiums of closed-end funds are attributable to particular factors, including portfolio holdings, management and fees. The differences observed between the group of five-year remaining term funds and two-year remaining term funds is not necessarily attributable to the length of the remaining term, but the differences between the two groups of funds suggest that the remaining term is a potential factor. To more clearly address this uncertainty, the Fund proposes to make the edit below:

“While the Term Extension would push the Fund’s net asset realization back further, the Adviser noted that peer closed-end funds with five-year remaining terms generally trade on average at a more favorable premium to net asset value than closed-end funds with two-year remaining terms, suggesting that investors may place a higher value on five-year term structures for a variety of reasons, including because of the longer period of earning potential.”

7. Under “The Fund’s Investment Objectives and Strategies” on page 5, please include a brief statement about the credit quality of the Fund’s investments.

In response to the Staff’s comment, the Fund proposes to add the following disclosure in “The Fund’s Investment Objectives and Strategies”:

“Senior Loans typically are of below investment grade quality. Below investment grade securities, commonly referred to as “junk” or “high yield"” securities, are high risk and have speculative characteristics.”

8. Under “Risks of Investing in the Fund” on page 5, please advise us of the purpose of the first sentence under this section.

In response to the Staff’s comment, the Fund submits that the first sentence of the “Risk of Investing in the Fund” section is intended to refer investors to the Fund’s public filings, where they may find additional information about the risks of investing in the Fund.

9. Under “Board’s Consideration of the Term Extension” on page 6, please revise to briefly address how the Adviser and Board negotiated and agreed upon the management fee reduction. What factors and information did they review and consider in deciding the revised fee was reasonable?

In response to the Staff’s comment, the Fund proposes adding the following disclosure:

“The Management Fee Reduction was part of a unified proposal made by the Adviser for the Term Extension. In approving the Management Fee Reduction proposed by the Adviser (if the Term Extension is approved), the Board considered that the Management Fee Reduction was offered to enhance the appeal and benefits of the Term Extension to shareholders, to offset costs associated with obtaining approval of the Term Extension, to reflect that the Adviser will receive fees for a longer period of time if the Term Extension is approved by shareholders and to mitigate to an extent the Adviser’s inherent conflict in recommending the Term Extension. The Board also drew upon prior information received about the Adviser, the nature, quality and scope of the services it provides for the Fund and the fees paid by the Fund to the Adviser, including during its most recent annual evaluation in May 2017 of the Fund’s investment advisory contract with the Adviser. The Board will continue to annually review the investment advisory fee, and, if the Term Extension is approved and the Management Fee Reduction becomes effective, the resulting investment advisory fees will be subject to regular review as part of the Board’s annual evaluation of the Fund’s investment advisory arrangements.”

10. Under “Adjournments” on page 12, the disclosure suggests you may use the proxy to adjourn the meeting in order to solicit additional votes. Our view is that an adjournment to solicit additional proxies is a substantive proposal for which proxies must be individually solicited and discretionary authority is unavailable. To the extent such proxies are being solicited, please revise the disclosure and proxy card accordingly. The proxy card should have an additional voting box so shareholders can vote on whether or not to vote in favor of an adjournment to solicit additional proxies.

In response to the Staff’s comment, the Fund proposes to revise the disclosure in “Adjournments” as set forth below.  The Fund will not include a proposal to adjourn the meeting in the proxy and proxies will not vote for any adjournment.  Therefore, any adjournment must be approved by the Fund’s Chairman, as provided for in the Fund’s charter.

“In the event that a quorum is not present for purposes of acting on the Term Extension, or, even if a quorum is present, if sufficient votes in favor of the Term Extension are not received by the time of the Meeting, ~~the persons named as proxies may propose one or more adjournments of~~ the Meeting may be adjourned one or more times to permit further solicitation of proxies. Pursuant to the Fund’s Charter, the Fund’s Chairman may adjourn the Meeting. ~~Any such adjournment will require approval of Chairman or the affirmative vote of a majority of those shares present at the Meeting in person or by proxy~~.  ~~The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of any proposal that has not then been adopted. They will vote against such adjournment those proxies required to be voted against each proposal that has not then been adopted and will not vote any proxies that direct them to abstain from voting on such proposals.~~”

Please call Sarah Cogan (212-455-3575) or me (202-636-5543) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ RAJIB CHANDA